Exhibit 28(d)(12)

State Street Navigator Securities Lending Trust

One Iron Street

Boston, MA 02210

SSGA Funds Management, Inc.

One Iron Street

Boston, MA 02210

February 28, 2019

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement between SSGA Funds Management, Inc. and the State Street Navigator Securities Lending Trust (the “Trust”) dated May 1, 2001, as amended (the “Agreement”).

Pursuant to the Agreement, this letter is to provide notice of the creation of one additional series of the Trust (the “New Fund”):

Fund	Effective Date
State Street Navigator Securities Lending Portfolio III	February 13, 2019

We request that you act as Investment Advisor under the Agreement with respect to the New Fund. The previous Schedule A is hereby deleted and replaced with the attached Schedule A.

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

Very truly yours,

Accepted:
State Street Navigator Securities Lending Trust		SSGA Funds Management, Inc.

By:	/s/ Bruce Rosenberg	By:	/s/ Ellen M. Needham
Bruce Rosenberg, Treasurer		Ellen M. Needham, President

EXHIBIT “A”

As consideration for the Adviser’s services to the following Fund(s), the Adviser shall receive from the Fund(s) an annual advisory fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month:

Fund	Rate
State Street Navigator Securities Lending Government Money Market Portfolio	0.0175%
State Street Navigator Securities Lending Portfolio I	0.025%
State Street Navigator Securities Lending Portfolio II	0.025%
State Street Navigator Securities Lending Portfolio III	0.025%

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